UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37398

Press Ganey Holdings, Inc.

(Exact name of registrant as specified in its charter)

401 Edgewater Place

Suite 500

Wakefield, Massachusetts 01880

(781) 295-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On October 21, 2016, pursuant to the terms of the Agreement and Plan of Merger, dated as of August 9, 2016, by and among Press Ganey Holdings, Inc. (the “Company”), Emerald TopCo, Inc., a Delaware corporation (“Parent”), and Emerald BidCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Parent completed its acquisition of the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Press Ganey Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Press Ganey Holdings, Inc.

Date:	October 31, 2016	By:	/s/ DEVIN J. ANDERSON
		Name:	Devin J. Anderson
		Title:	General Counsel and Corporate Secretary